Exhibit 10




                                 PRESS RELEASE


          HENKEL KGaA STRENGTHENS LONG-TERM RELATIONSHIP WITH LOCTITE

For Immediate Release.  April 14, 1994.  Henkel KGaA, Duesseldorf, Germany,
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announced today that it has signed an agreement with Loctite Corporation that is intended to strengthen its long-term relationship with that company. The agreement, which will remain in place for 10 years, replaces the existing standstill agreement between Henkel and Loctite, which was scheduled to end on May 23, 1995. Under the new agreement, Henkel will be entitled to increased representation on the Board of Directors of Loctite and will be entitled to exercise its full voting rights with respect to its share ownership.

Henkel, through a wholly-owned subsidiary, is the largest stockholder of Loctite, and currently owns approximately 30% of Loctite's outstanding shares. Under the agreement entered today and a related shareholder rights plan being adopted by Loctite, Henkel would be permitted to increase its ownership to 35%.

Dr. Hans-Dietrich Winkhaus, the Chairman of the Board of Management of Henkel, said "We are pleased with this development in our relationship with Loctite. Henkel continues to consider its investment in Loctite as a core holding and this agreement should foster strong relations between the companies for years to come. We look forward to continuing our work together with our friends at Loctite."


CONTACT:  Werner Baier, Henkel KGaA, Duesseldorf, Germany.